View, Inc.

195 S. Milpitas Blvd.

Milpitas, CA 95035

December 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bradley Ecker
Geoffrey Kruczek
Division of Corporation Finance
Office of Manufacturing

Re:	View, Inc.
Registration Statement on Form S-1, originally filed on September 7, 2022
File No. 333-267313

Ladies and Gentlemen:

View, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 P.M., Eastern Time, on December 5, 2022, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 to provide notice of effectiveness.

Very truly yours,
View, Inc.
/s/ Bill Krause
Bill Krause
Chief Legal Officer

cc:	Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP